SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of July of 2007

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x     Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 9, 2007
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll
Name: Pedro Toll Title: Deputy Manager

FOR IMMEDIATE RELEASE

BLADEX JOINS RUSSELL 3000 INDEX

Panama City, Republic of Panama, July 9, 2007 - Banco Latinoamericano de Exportaciones, S.A. (“Bladex”) (NYSE: BLX), a leading provider of trade finance services for the Latin American and Caribbean region, announced today that its stock was recently added to the broad-market Russell 3000® Index according to the official membership list posted on www.russell.com.

Membership in the Russell 3000, which remains in place for one year, means automatic inclusion in the large-cap Russell 1000® Index or in the small-cap Russell 2000®, as well as in the appropriate growth and value style indexes. Russell determines membership for its equity indexes primarily by objective, market-capitalization rankings and style attributes.

Russell indexes are widely used by investment managers and institutional investors for index funds, and as benchmarks for both passive and active investment strategies. An industry-leading $4 trillion in assets are currently benchmarked to them.

“This is a major step in supporting the liquidity of our stock, providing shareholders the opportunity to invest in a proxy for the growth of our dynamic region,” stated Jaime Rivera, Chief Executive Officer of Bladex.

About Russell
Russell Investment Group aims to improve financial security for people by providing strategic advice, world-class implementation, state-of-the-art performance benchmarks and a range of institutional-quality investment products. With more than $200 billion in assets under management, Russell serves individual, institutional and advisor clients in more than 40 countries. Russell provides access to some of the world’s best money managers. It helps investors put this access to work in corporate defined benefit and defined contribution plans, and in the life savings of individual investors.

Russell’s indexes are unmanaged and cannot be invested in directly. For more information on Russell indexes, go to www.russell.com.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through March 31, 2007, Bladex had disbursed accumulated credits of over $146 billion.

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For further information, please access Bladex on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Carlos Yap S., Senior Vice President - Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com
-or-
i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com